Exhibit 99.1

BioNTech Commences Public Exchange Offer for

All Outstanding Shares of CureVac N.V.

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Acquisition aims to strengthen the research, development, manufacturing and commercialization of mRNA-based cancer immunotherapy candidates, marking BioNTech’s next milestone in the execution of its oncology strategy

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CureVac shareholders receive approximately $5.46 in BioNTech American Depositary Shares for each CureVac share, subject to a collar; an indicative exchange ratio will be available at www.envisionreports.com/CureVacOffer for the duration of the exchange offer

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Information on how CureVac shareholders can participate in the exchange offer is available via Georgeson LLC, the information agent for the exchange offer, at +1 888 686 7195 (toll free in the US), +1 732 353 1948 (collect), or Curevacoffer@georgeson.com

•	Exchange offer will expire at 9:00 a.m. (New York City time) on December 3, 2025, unless extended or terminated earlier, in accordance with the terms of the Purchase Agreement

MAINZ, Germany, October 22, 2025 (GLOBE NEWSWIRE) — BioNTech SE (Nasdaq: BNTX, “BioNTech”) today announced it had commenced its public exchange offer (the “Offer”) for all outstanding shares of CureVac N.V. (Nasdaq: CVAC, “CureVac”). The Offer is being made pursuant to the previously announced purchase agreement between BioNTech and CureVac, dated as of June 12, 2025 (the “Purchase Agreement”). Upon closing, the transaction will bring together two pioneers in mRNA science with complementary capabilities and technologies to advance the development of innovative and transformative investigational mRNA-based cancer immunotherapies for patients in need.

With the acquisition, BioNTech aims to strengthen its research, development, manufacturing, and commercialization capabilities, complementing its expertise in mRNA design, delivery formulations, and mRNA manufacturing. The transaction marks a milestone in the execution of BioNTech’s oncology strategy, which focuses on two pan-tumor programs: mRNA-based cancer immunotherapy candidates, and pumitamig (BNT327), a PD-L1xVEGF-A bispecific antibody candidate. BioNTech’s all-stock acquisition of CureVac is expected to create long-term value for shareholders of both companies, building on BioNTech’s proven track record in mRNA research, development, manufacturing, and commercialization.

Under the terms of the Purchase Agreement, each CureVac share will be exchanged for approximately $5.46 in BioNTech American Depositary Shares (“ADSs”), resulting in an implied aggregate equity value for CureVac of approximately $1.25 billion (subject to the adjustments described below). The consideration is subject to a collar mechanism, such that if the 10-day volume weighted average price of a BioNTech ADS ending on, and including, the fifth business day prior to the closing of the Offer (“VWAP”) is greater than or equal to $126.55, each CureVac share will be exchanged (the “Exchange Ratio”) for 0.04318 of a BioNTech ADS, and if the VWAP is less than or equal to $84.37, the Exchange Ratio will be 0.06476 of a BioNTech ADS. For the duration of the Offer, an indicative Exchange Ratio will be available at www.envisionreports.com/CureVacOffer.

CureVac shareholders who want to participate in the Offer should contact their broker, dealer, or other nominee through which they hold their CureVac shares for further information. Any CureVac shareholder who has any questions, including regarding how to participate, may reach out to the information agent for the Offer, Georgeson LLC, at +1 888 686 7195 (toll free in the US), +1 732 353 1948 (collect) or Curevacoffer@georgeson.com.

The Offer will expire at 9:00 a.m. (New York City time) on December 3, 2025, unless extended or terminated earlier, in each case in accordance with the terms of the Purchase Agreement. The Offer is subject to various conditions, including at least 80% of CureVac’s shares (threshold may be reduced to 75% unilaterally by BioNTech under certain circumstances) being tendered into the Offer and accepted for payment and the receipt of required regulatory approvals.

As promptly as practicable following the expiration of the Offer, including the contemplated subsequent offering period, BioNTech and CureVac will effectuate a corporate reorganization of CureVac and its subsidiaries, resulting in BioNTech owning 100% of CureVac’s business. As part of this corporate reorganization, any holders of CureVac shares who do not participate in the Offer will receive the same consideration as they would have received had they participated in the Offer; however, BioNTech ADSs (and cash in lieu of fractional BioNTech ADSs) received pursuant to such reorganization may be subject to Dutch dividend withholding tax at a rate of 15%. The exchange agent may withhold and sell BioNTech ADSs to satisfy any such withholding tax.

In connection with the commencement of the Offer, CureVac will convene an extraordinary general meeting of shareholders (the “EGM”) to be held on November 25, 2025. The EGM will be called to vote on certain resolutions by the CureVac shareholders relating to the proposed transaction with BioNTech, including the post-offer corporate reorganization of CureVac and its subsidiaries, and the appointment of new members to the management and supervisory boards, each as further to be set out in the agenda and explanatory notes that will be made available to CureVac’s shareholders. The convening notice, agenda, explanatory notes, and other relevant materials for the EGM will be made available free of charge at CureVac’s registered office and on its website (http://www.curevac.com). The registration date for CureVac shareholders is October 28, 2025. CureVac shareholders will be able to attend and vote at the EGM, either in person or by proxy, subject to the procedures set forth in the convening notice, in particular complying with the notification cut-off date on November 20, 2025. The adoption of the proposed resolutions relating to the post-offer reorganization and the post-closing composition of the management and supervisory boards at the EGM is a condition to the expiration of the Offer.

Should you need help or have questions relating to the EGM and to vote your shares, please contact CureVac’s information agent, Sodali, at CureVac-EGM@investor.sodali.com or +49 69 95179985.

BioNTech has filed a registration statement on Form F-4 and amendments thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has not yet become effective. BioNTech has filed with the SEC a Tender Offer Statement on Schedule TO, including as exhibits an offer to exchange/prospectus and letter of transmittal, which include the terms of the Offer. Additionally, CureVac has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC containing the recommendation of its management board and supervisory board that CureVac shareholders tender their shares into the Offer. The Schedule TO, Registration Statement, Schedule 14D-9, their exhibits and other Offer materials can be obtained free of charge at the website maintained by the SEC at www.sec.gov or by contacting Georgeson LLC, the information agent for the Offer, as set out above.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. CureVac’s mRNA platform incorporates a series of novel technologies, designed to improve the efficacy, safety and cost-effectiveness of mRNA therapeutics aimed at resulting in enhanced immune responses at lower doses. Additionally, CureVac has developed LNPs, which have been optimized for indication specific use across infectious diseases and oncology. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that aim to enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S.

Further information can be found at www.CureVac.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech and CureVac to complete the Offer and other transactions contemplated by the Purchase Agreement (including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of BioNTech following the transaction, and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the Offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the Offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United

States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Offer, BioNTech has filed a Registration Statement on Form F-4 and amendments thereto (as so amended, the “Registration Statement”) with the SEC, including an offer to exchange/prospectus (the “Exchange Offer Prospectus”), to register under the Securities Act of 1933, as amended, the issuance of BioNTech ADSs. Such Registration Statement has not yet been declared effective by the SEC. In addition, BioNTech has filed with the SEC a tender offer statement on Schedule TO (the “Schedule TO”), which includes, as exhibits, the Exchange Offer Prospectus, a form of letter of transmittal, and other customary ancillary documents and CureVac has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Offer has commenced. The solicitation and offer to exchange CureVac Shares is being made only pursuant to the Schedule TO and related Exchange Offer Prospectus or the EU Prospectus or the UK exemption document (each as referred to below). This material is not a substitute for the Exchange Offer Prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac has filed or may file with the SEC and has sent or will send to CureVac’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL, AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, THE EU PROSPECTUS (IF RELEVANT), THE UK EXEMPTION DOCUMENT (IF RELEVANT), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors can obtain free copies of the Registration Statement, Exchange Offer Prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com. All documents are also available from Georgeson, LLC, the information agent for the Offer, at +1 888 686-7195 (toll free), +1 732 353-1948 (collect) or Curevacoffer@georgeson.com.

EEA

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain, this document is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). With respect to the public offering of BioNTech ADSs to shareholders of CureVac in Switzerland, this document constitutes advertising in accordance with article 68 Swiss Financial Services Act of 15 June 2018 (the “FinSA”). This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus (the “EU Prospectus”) which is be available free of charge, together with the relevant translation(s) of the summary and any supplements thereto, if any, from BioNTech’s website (https://investors.biontech.de/eea-switzerland-disclaimer). The EU Prospectus has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and is, therefore, considered approved in Switzerland by the review body of SIX Exchange Regulation Ltd. pursuant to the FinSA. The approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech.

In relation to each state which is a party to the agreement relating to the European Economic Area (a “Relevant Member State”) the offer to exchange all of the CureVac shares for BioNTech ADSs contemplated by the EU Prospectus is not made in that Relevant Member State, except as set out below. No BioNTech ADSs have been offered or will be offered to the public in a Relevant Member State other than in Austria, Germany, France, Italy, the Netherlands and Spain, in each case based on the EU Prospectus, except that BioNTech ADSs may be offered to the public in a Relevant Member State at any time under the following exemptions under the Prospectus Regulation: (i) to any qualified investor as defined in Article 2 lit. (e) of the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 lit. (e) the Prospectus Regulation), or (iii) in any other circumstances falling within Article 1 para. 4 of the Prospectus Regulation, provided that no such offer (as set forth in clauses (i) to (ii)) of BioNTech ADSs will result in a requirement for the publication by BioNTech of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In relation to Switzerland, the offer of BioNTech ADSs to the public in Switzerland is based on the EU Prospectus, which is considered to be approved by and has been registered and filed with the review body of SIX Exchange Regulation Ltd., or otherwise under the exemptions specified in the FinSA and the Swiss Financial Services Ordinance of 6 November 2019.

Investors in Austria, Germany, France, Italy, the Netherlands and Spain as well as investors in Switzerland should acquire BioNTech ADSs solely on the basis of the EU Prospectus (including the documents incorporated by reference therein and any supplements thereto, if any) relating to the BioNTech ADSs and should read the EU Prospectus (including any documents incorporated by reference therein and any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

UK

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech has published a UK exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK exemption document which is available free of charge from BioNTech’s website (https://investors.biontech.de/uk-disclaimer).

Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) relating to the BioNTech ADSs and should read the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

CONTACTS

BioNTech:

Investor Relations

Douglas Maffei, PhD

Investors@BioNTech.de

Media Relations

Jasmina Alatovic

Media@BioNTech.de